Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Six Months Ended
June 30, 2006
Fixed Charges:
Interest cost and debt expense	$14,849
Interest allocable to rental expense (a)	955

Total	$15,804

Earnings:
Income before income tax expense	$44,744
Equity in income of less than 50 percent owned affiliated companies	(6,031)
Dividends received from less than 50 percent owned affiliated companies	5,731
Fixed charges	15,804
Interest capitalized	(1,745)
Amortization of previously capitalized interest	85

Total	$58,588

Ratio of Earnings to Fixed Charges	3.71

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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